UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Holding(s) in Company 01 March 2024	Announcement Total Voting Rights 01 March 2024
Announcement Transaction in Own Shares 01 March 2024	Announcement Transaction in Own Shares 04 March 2024
Announcement Transaction in Own Shares 05 March 2024	Announcement Transaction in Own Shares 06 March 2024
Announcement Transaction in Own Shares 07 March 2024	Announcement Director/PDMR Shareholding 07 March 2024
Announcement Director/PDMR Shareholding - Replacement 08 March 2024	Announcement Transaction in Own Shares 08 March 2024
Announcement Director/PDMR Shareholding 11 March 2024	Announcement Director/PDMR Shareholding 11 March 2024
Announcement Transaction in Own Shares 11 March 2024	Announcement Transaction in Own Shares 12 March 2024
Announcement Transaction in Own Shares 13 March 2024	Announcement Transaction in Own Shares 14 March 2024
Announcement Transaction in Own Shares 15 March 2024	Announcement Transaction in Own Shares 18 March 2024
Announcement Transaction in Own Shares 19 March 2024	Announcement Transaction in Own Shares 20 March 2024
Announcement Transaction in Own Shares 21 March 2024	Announcement Transaction in Own Shares 22 March 2024
Announcement Transaction in Own Shares 25 March 2024	Announcement Transaction in Own Shares 26 March 2024
Announcement Transaction in Own Shares 27 March 2024	Announcement Sterling equivalent of Interim Dividend 28 March 2024
Announcement Transaction in Own Shares 28 March 2024

Diageo PLC – Holding(s) in Company
Dated 01 March 2024

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0002374006
Issuer Name
DIAGEO PLC
UK or Non-UK Issuer
UK
2. Reason for Notification
An acquisition or disposal of voting rights
3. Details of person subject to the notification obligation
Name
Massachusetts Financial Services Company
City of registered office (if applicable)
Boston
Country of registered office (if applicable)
USA
4. Details of the shareholder
Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.
5. Date on which the threshold was crossed or reached
28-Feb-2024
6. Date on which Issuer notified
29-Feb-2024
7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.993000	0.000000	4.993000	111560606
Position of previous notification (if applicable)	5.030000	0.000000	5.030000
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stocks		111560606		4.993000
Sub Total 8.A	111560606		4.993000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte Ltd
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
29-Feb-2024
13. Place Of Completion
Boston

Diageo PLC – Total Voting Rights
Dated 01 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 29 February 2024 consisted of 2,443,373,096 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 209,523,440 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,233,849,656 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 March 2024

Diageo PLC – Transaction in Own Shares
Dated 01 March 2024

Diageo plc

Transaction in Own Shares
01 March 2024
Diageo plc ('Diageo') announces that on 01 March 2024 it has purchased 299,051 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 March 2024	299,051	2,987.00	2,948.50	2,964.87	XLON
01 March 2024	-	-	-	-	CHIX
01 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3469F_1-2024-3-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 March 2024

Diageo plc

Transaction in Own Shares
04 March 2024
Diageo plc ('Diageo') announces that on 04 March 2024 it has purchased 321,035 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 March 2024	321,035	2,950.00	2,926.00	2,934.70	XLON
04 March 2024	-	-	-	-	CHIX
04 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5392F_1-2024-3-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 05 March 2024

Diageo plc

Transaction in Own Shares
05 March 2024
Diageo plc ('Diageo') announces that on 05 March 2024 it has purchased 319,383 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 March 2024	319,383	2,951.00	2,913.50	2,935.23	XLON
05 March 2024	-	-	-	-	CHIX
05 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7079F_1-2024-3-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 March 2024

Diageo plc

Transaction in Own Shares
06 March 2024
Diageo plc ('Diageo') announces that on 06 March 2024 it has purchased 317,098 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 March 2024	317,098	2,915.00	2,876.00	2,893.68	XLON
06 March 2024	-	-	-	-	CHIX
06 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8969F_1-2024-3-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 March 2024

Diageo plc

Transaction in Own Shares
07 March 2024
Diageo plc ('Diageo') announces that on 07 March 2024 it has purchased 309,721 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 March 2024	309,721	2,875.50	2,839.50	2,863.68	XLON
07 March 2024	-	-	-	-	CHIX
07 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0690G_1-2024-3-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 07 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 7 March 2024, the following awards were granted to persons discharging managerial responsibilities over either Ordinary Shares or American Depositary Shares as follows:

1.     options under the Diageo plc 2023 Long Term Incentive Plan which are exercisable between 4 September 2026 and 3 September 2033, subject to the satisfaction of performance conditions.

2.     conditional awards in the form of Restricted Stock Units under the Diageo plc 2023 Long Term Incentive Plan, subject to the satisfaction of performance conditions, where indicated.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

7 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Grimes
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.  Grant of unapproved options, subject to the satisfaction of performance conditions, over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan
2.  Grant of conditional award which will vest on 4 September 2026, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan
3.  Grant of conditional award which will vest on 2 September 2025, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan
4.  Grant of conditional award which will vest on 3 September 2024, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$148.88	20,947
		2.	Nil	20,947
		3.	Nil	13,964
		4.	Nil	7,388
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-07
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.   Grant of conditional award which will vest on 3 September 2024, subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan
2.   Grant of conditional award which will vest on 3 September 2024, in the form of Restricted Stock Units over American Depositary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	4,763
		2.	Nil	7,421
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-07
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
Grant of a conditional award split into two 50% tranches, which will vest on 7 March 2027 and 7 March 2028 respectively, subject to performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2023 Long Term Incentive Plan

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	18,900
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-07
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding - Replacement
Dated 08 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by John Kennedy on 5 March 2024:

● exercise of options under The Diageo 2014 Long Term Incentive Plan; and
● sale of American Depositary Shares

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

7 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$140.89	2,314
		2.	$150.22	2,314
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-05
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$113.66	4,742
		2.	$150.32	4,742
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-05
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John Kennedy
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depository Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$133.88	14,525
		2.	$150.17	14,525
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-05
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Transaction in Own Shares
Dated 08 March 2024

Diageo plc

Transaction in Own Shares
08 March 2024
Diageo plc ('Diageo') announces that on 08 March 2024 it has purchased 322,904 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 March 2024	322,904	2,879.00	2,855.50	2,871.80	XLON
08 March 2024	-	-	-	-	CHIX
08 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2344G_1-2024-3-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 March 2024, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.73	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 11 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 March 2024, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 March 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.53	290
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2024-03-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 11 March 2024

Diageo plc

Transaction in Own Shares
11 March 2024
Diageo plc ('Diageo') announces that on 11 March 2024 it has purchased 310,233 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 March 2024	310,233	2,890.50	2,848.00	2,871.99	XLON
11 March 2024	-	-	-	-	CHIX
11 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4172G_1-2024-3-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 12 March 2024

Diageo plc

Transaction in Own Shares
12 March 2024
Diageo plc ('Diageo') announces that on 12 March 2024 it has purchased 322,371 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 March 2024	322,371	2,926.00	2,907.00	2,913.75	XLON
12 March 2024	-	-	-	-	CHIX
12 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5949G_1-2024-3-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 March 2024

Diageo plc

Transaction in Own Shares
13 March 2024
Diageo plc ('Diageo') announces that on 13 March 2024 it has purchased 317,288 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 March 2024	317,288	2,919.50	2,891.00	2,907.76	XLON
13 March 2024	-	-	-	-	CHIX
13 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7701G_1-2024-3-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 March 2024

Diageo plc

Transaction in Own Shares
14 March 2024
Diageo plc ('Diageo') announces that on 14 March 2024 it has purchased 306,187 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 March 2024	306,187	2,974.00	2,901.50	2,926.98	XLON
14 March 2024	-	-	-	-	CHIX
14 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9478G_1-2024-3-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 March 2024

Diageo plc

Transaction in Own Shares
15 March 2024
Diageo plc ('Diageo') announces that on 15 March 2024 it has purchased 257,469 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 March 2024	257,469	2,910.50	2,878.50	2,897.72	XLON
15 March 2024	-	-	-	-	CHIX
15 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1269H_1-2024-3-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 March 2024

Diageo plc

Transaction in Own Shares
18 March 2024
Diageo plc ('Diageo') announces that on 18 March 2024 it has purchased 321,440 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 March 2024	321,440	2,900.00	2,867.50	2,879.67	XLON
18 March 2024	-	-	-	-	CHIX
18 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement http://www.rns-pdf.londonstockexchange.com/rns/3115H_1-2024-3-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 March 2024

Diageo plc

Transaction in Own Shares
19 March 2024
Diageo plc ('Diageo') announces that on 19 March 2024 it has purchased 329,801 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 March 2024	329,801	2,851.00	2,825.50	2,835.36	XLON
19 March 2024	-	-	-	-	CHIX
19 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4875H_1-2024-3-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 March 2024

Diageo plc

Transaction in Own Shares
20 March 2024
Diageo plc ('Diageo') announces that on 20 March 2024 it has purchased 238,373 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 March 2024	238,373	2,848.50	2,813.00	2,832.84	XLON
20 March 2024	-	-	-	-	CHIX
20 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6878H_1-2024-3-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 March 2024

Diageo plc

Transaction in Own Shares
21 March 2024
Diageo plc ('Diageo') announces that on 21 March 2024 it has purchased 307,825 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2024	307,825	2,879.50	2,837.00	2,867.46	XLON
21 March 2024	-	-	-	-	CHIX
21 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement http://www.rns-pdf.londonstockexchange.com/rns/8666H_1-2024-3-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 March 2024

Diageo plc

Transaction in Own Shares
22 March 2024
Diageo plc ('Diageo') announces that on 22 March 2024 it has purchased 286,760 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2024	286,760	2,921.50	2,890.00	2,904.21	XLON
22 March 2024	-	-	-	-	CHIX
22 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0412I_1-2024-3-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 March 2024

Diageo plc

Transaction in Own Shares
25 March 2024
Diageo plc ('Diageo') announces that on 25 March 2024 it has purchased 302,468 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 March 2024	302,468	2,901.00	2,870.00	2,889.81	XLON
25 March 2024	-	-	-	-	CHIX
25 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2293I_1-2024-3-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 March 2024

Diageo plc

Transaction in Own Shares
26 March 2024
Diageo plc ('Diageo') announces that on 26 March 2024 it has purchased 313,395 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 March 2024	313,395	2,927.00	2,869.00	2,903.90	XLON
26 March 2024	-	-	-	-	CHIX
26 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4046I_1-2024-3-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 March 2024

Diageo plc

Transaction in Own Shares
27 March 2024
Diageo plc ('Diageo') announces that on 27 March 2024 it has purchased 314,813 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 March 2024	314,813	2,949.00	2,899.50	2,933.56	XLON
27 March 2024	-	-	-	-	CHIX
27 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5951I_1-2024-3-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Sterling equivalent of Interim Dividend
Dated 28 March 2024

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo announces Sterling equivalent of Interim Dividend at 32.05 pence per ordinary share

Further to the announcement on 30 January 2024 of an interim dividend of 40.50 US cents per ordinary share, today Diageo announces the Sterling equivalent of the dividend, amounting to 32.05 pence per ordinary share based on an exchange rate of US$1=£0.79136.

The US$:£ conversion rate was determined by the actual rates achieved by Diageo buying forward contracts for Sterling currency, during the three working days preceding this announcement, for delivery ahead of the dividend payment date.

The payment date of the dividend is 17 April 2024.

Other details relating to the dividend are set out in the announcement dated 30 January 2024 and are also available to view on the Company's website at www.diageo.com.

James Edmunds
Deputy Company Secretary

28 March 2024

  ENDS

For further information, please contact:
Investor relations:Durga DoraisamyAndy Ryan	+44 (0) 7902 126 906+44 (0) 7803 854 842investor.relations@diageo.com
Media relations:Brendan O'Grady Rebecca Perry Clare Cavana	+44 (0) 7812 183 750 +44 (0) 7590 809 101 +44 (0) 7751 742 072press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.
Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 28 March 2024

Diageo plc

Transaction in Own Shares
28 March 2024
Diageo plc ('Diageo') announces that on 28 March 2024 it has purchased 78,469 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 March 2024	78,469	2,950.50	2,921.50	2,936.04	XLON
28 March 2024	-	-	-	-	CHIX
28 March 2024	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8113I_1-2024-3-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 2 April 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary